Exhibit 1

Enviro-Recovery Inc. 285 North Bay Court, Barrington IL 60010 Phone/Fax: 847-382-3380

AGREEMENT BETWEEN MARVIN J. HERB, ENVIRO-
RECOVERY, INC. AND TIMELESS TIMBER, INC.

MARVIN J. HERB has agreed to loan Enviro-Recovery, Inc./ Timeless Timber, Inc. $250,000. The loan is secured by the attached list of machinery and equipment. As soon as the proper purchase documentation is completed, the above loan will be rolled into a stock purchase of Enviro-Recovery common shares at 10¢ (cents) per share for a total of 2,500,000 shares. The shares will bear a two year sale restriction. At the time of the stock issuance to Marvin J. Herb, the security pledge on the attached machinery and equipment will be released.

Futhermore, the $250,000 sum received by Enviro-Recovery, Inc./ Timeless Timber, Inc. will be used solely for the following purposes.

1.     Purchase of logs for inventory.

2.     Payment of taxes.

3.     Routine operating expenses.

It is clearly noted that no part of the $250,000 will be used for debt repayment or interest to any parties whatsoever.

/s/ Marvin J. Herb	Enviro-Recovery, Inc.
Marvin J. Herb	By	Date	8/21/03
8-22-03	/s/ John K. Tull
Date	John K. Tull
President/CEO